

September 30, 2008

Via Facsimile ((212) 492-0078) and U.S. Mail

Andrew J. Foley, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Rockwell Diamonds Inc.**
> **Schedule 14D-1F filed September 9, 2008, by 0833824 B.C. LTD, and**
> **Pala Investment Holdings Limited**
> **SEC File No. 005-83158**

Dear Mr. Foley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-1F

I. Eligibility Requirements

1.   Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Rockwell Diamonds. See Instruction I.A.3. of Schedule 14D-1F.

III. Compliance with the Exchange Act

2.   Please advise us whether any of the bidders has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the

bidders to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Offer to Purchase for Cash

4. Conditions to the Exchange Offer, page 12

3.   We note condition (p) which may have been triggered as of September 24, 2008. Please update your disclosure with respect to this condition. Also, note the following comment.

4.   In the first full paragraph on page 17, within this section, the bidders explain the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the offerors decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

5.   With reference to same disclosure, we believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraph we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by the bidders' own action or inaction. Please revise this language to comply with our position.

6.   The bidders explain the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time, both before and after the expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Market Purchases, page 22

7.   With respect to the first paragraph, please clarify here (and elsewhere in your document as necessary) which are the "applicable laws" to which you refer. Also, provide us with your brief legal analysis of your compliance with Rule 14e-5 in light of your disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions